

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2021

Robert S. Prather, Jr.
Chief Executive Officer
Heartland Media Acquisition Corp.
3282 Northside Pkwy
Suite 275
Atlanta, GA 30327

   **Re: Heartland Media Acquisition Corp.**
    **Draft Registration Statement on Form S-1**
    **Submitted March 25, 2021**
    **CIK No. 0001850529**

Dear Mr. Prather:

  We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our Acquisition Process, page 6

1. Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors.  As a separate matter, add a risk factor addressing this risk.

  You may contact Becky Chow at 202-551-6524 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters.  Please

Robert S. Prather, Jr.
Heartland Media Acquisition Corp.
April 21, 2021
Page 2

contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance